SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 17, 2015

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, dated July17, 2015 regarding “Second Quarter Report 2015”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: July 17, 2015

ERICSSON

SECOND QUARTER REPORT 2015

Stockholm, July 17, 2015

SECOND QUARTER HIGHLIGHTS	Read more (page)
> Reported sales increased by 11% YoY. Sales, adjusted for comparable units and currency, decreased by -6% YoY.	3
> The mobile broadband business in North America stabilized in the quarter, but remained at a lower level than a year ago.	3
> Professional Services continued to deliver strong sales growth YoY.	7
> Sales in segment Networks recovered and showed a growth QoQ of 18%.	6
> Gross margin decreased YoY to 33.2% (36.4%). Excluding restructuring charges, gross margin was 35.1% (36.6%) due to lower capacity business in North America and continued 4G coverage deployments in Mainland China, lower IPR revenues and higher share of services sales.	3
> The global cost and efficiency program is progressing according to plan and restructuring charges in the quarter were SEK 2.7 (0.2) b., mainly related to the reductions in Sweden.	3
> Operating income, excluding restructuring charges, improved in all segments YoY to SEK 6.3 (4.2) b. and segment Networks operating margin recovered from last quarter.	4
> Cash flow from operating activities recovered to SEK 3.1 (2.1) b., after a weak first quarter.	9

SEK b.	Q2 2015	Q2 2014	YoY change	Q1 2015	QoQ change	Six months 2015	Six months 2014
Net sales	60.7	54.8	11%	53.5	13%	114.2	102.4
Sales growth adj. for comparable units and currency	-	-	-6%	-	12%	-6%	-4%
Gross margin	33.2%	36.4%	-	35.4%	-	34.2%	36.4%
Gross margin excluding restructuring charges	35.1%	36.6%	-	36.3%	-	35.7%	36.6%
Operating income	3.6	4.0	-11%	2.1	67%	5.7	6.6
Operating income excluding restructuring charges	6.3	4.2	49%	2.7	129%	9.1	7.0
Operating margin	5.9%	7.3%	-	4.0%	-	5.0%	6.5%
Operating margin excluding restructuring charges	10.4%	7.7%	-	5.1%	-	7.9%	6.8%
Net income	2.1	2.7	-20%	1.5	46%	3.6	4.4
EPS diluted, SEK	0.64	0.79	-19%	0.40	60%	1.04	1.44
EPS (Non-IFRS), SEK [1]	1.45	1.07	36%	0.77	88%	2.22	1.98
Cash flow from operating activities	3.1	2.1	50%	-5.9	-152%	-2.8	11.5
Net cash, end of period	3.5	32.5	-89%	15.6	-78%	3.5	32.5

[1] EPS, diluted, excl. amortizations and write-downs of acquired intangible assets, and restructuring.

1 Ericsson | Second Quarter Report 2015

CEO COMMENTS

Reported sales increased by 11%. Sales, adjusted for comparable units and currency, decreased by -6% YoY, mainly impacted by less capacity business in North America. Profitability improved sequentially, driven by a strong development in segment Networks.

Business

The mobile broadband business in North America stabilized in the quarter, but remained at a lower level than a year ago. The YoY decline in North America was partly off-set by an increased pace of 4G deployments in Mainland China. Sales growth was strong in the Middle East, India and South East Asia, while it continued to be weak in Japan. Professional Services sales increased YoY with continued strong global demand and growth in all ten regions.

The OSS & BSS business had a favorable development YoY, contributing to sales both in Professional Services and segment Support Solutions.

Segment Networks sales increased by 18% sequentially, supported by the stabilized mobile broadband sales in North America.

Profitability

Operating income, excluding restructuring charges, increased YoY by almost 50%, with improvements in all segments. After a weak first quarter, segment Networks profitability recovered, driven by increased sales and a positive currency hedge effect.

IPR revenues

Reported IPR revenues were slightly down YoY despite a positive currency effect as a majority of the licenses contracts are in USD. The decline was primarily due to the ongoing dispute with a major customer.

Cost and efficiency program

The global cost and efficiency program is progressing according to plan. The target, to achieve savings of approximately SEK 9 b. during 2017 relative to 2014, remains. During the quarter, numerous activities were implemented globally including a reduction of 2,100 positions in Sweden, resulting in higher than normal restructuring charges. Savings related to the activities will start to impact results towards the end of this year.

Cash flow

After a weak first quarter, cash flow from operating activities was positive in the quarter. As cash flow is volatile between quarters it should be viewed on a full-year basis. Our full-year cash conversion target of more than 70% remains.

Targeted growth areas

Our growth strategy builds on a combination of excelling in our core business and establishing leadership in targeted growth areas. We see good progress in the targeted areas and sales continued its strong development from the first quarter. This was mainly driven by a solid sales development in OSS & BSS.

The consolidation in the industry continues, both among vendors and customers, creating opportunities and challenges. Therefore we have, during the first half of 2015, accelerated our transformation journey towards becoming a true ICT company. With our ongoing strategic initiatives we are well positioned to continue to create value for our customers in a transforming market.

Hans Vestberg

President and CEO

2 Ericsson | Second Quarter Report 2015

FINANCIAL HIGHLIGHTS

SEK b.	Q2 2015	Q2 2014	YoY change	Q1 2015	QoQ change	6 months 2015	6 months 2014
Net sales	60.7	54.8	11%	53.5	13%	114.2	102.4
Of which Networks	*31.2*	*29.0*	*8%*	*26.4*	*18%*	*57.6*	*53.3*
Of which Global Services	*26.4*	*23.1*	*14%*	*23.9*	*10%*	*50.3*	*43.4*
Of which Support Solutions	*3.1*	*2.8*	*9%*	*3.1*	*1%*	*6.2*	*5.6*
Of which Modems	*0.0*	*0.0*	-	*0.1*	-	*0.1*	*0.0*
Gross income	20.1	19.9	1%	19.0	6%	39.1	37.3
Gross margin (%)	33.2%	36.4%	-	35.4%	-	34.2%	36.4%
Research and development expenses	-9.9	-9.1	9%	-8.5	17%	-18.4	-17.4
Selling and administrative expenses	-7.8	-6.5	19%	-7.1	9%	-14.9	-13.0
Other operating income and expenses	1.1	-0.2	-	-1.2	-	-0.2	-0.2
Operating income	3.6	4.0	-11%	2.1	67%	5.7	6.6
Operating margin	5.9%	7.3%	-	4.0%	-	5.0%	6.5%
for Networks	*8%*	*12%*	-	*2%*	-	*5%*	*11%*
for Global Services	*6%*	*6%*	-	*7%*	-	*7%*	*6%*
for Support Solutions	*-8%*	*-13%*	-	*3%*	-	*-3%*	*-7%*
for Modems	-	-	-	*0%*	-	-	-
Financial net	-0.5	-0.2	168%	-0.1	-	-0.6	-0.4
Taxes	-0.9	-1.1	-20%	-0.6	46%	-1.5	-1.9
Net income	2.1	2.7	-20%	1.5	46%	3.6	4.4
Restructuring charges	*-2.7*	*-0.2*	-	*-0.6*	-	*-3.4*	*-0.4*

Net sales

Reported sales increased by 11% YoY. Significant currency effects impacted sales positively, mainly due to a strengthened USD towards the SEK.

Sales, adjusted for comparable units and currency, decreased -6%. The mobile broadband business in North America stabilized in the second quarter. However, sales in North America are still at a lower level than a year ago. In addition, sales declined in Japan, parts of Latin America and Russia. This was partly offset by a continued fast pace of 4G deployments in Mainland China. Sales growth was also strong in regions Middle East, India and South East Asia. Professional Services sales increased YoY driven by Consulting and Systems Integration and Managed Services.

Sequentially, reported sales increased by 13%. As the second quarter progressed mobile broadband business in North America stabilized. The large scale 4G deployments in Mainland China continued at high pace and the activity level in region Middle East also remained high. This was partly offset by lower sales in Japan.

Reported IPR revenues were down both YoY and QoQ. The majority of the licenses contracts are in USD and the stronger USD supported the YoY comparison. The decline YoY was primarily due to the ongoing dispute with a major customer.

Gross margin

Gross margin decreased YoY mainly due to increased restructuring charges. Excluding restructuring charges, gross margin declined to 35.1% (36.6%) due to lower capacity business in North America and continued 4G coverage deployments in Mainland China.

In addition lower IPR revenues and higher share of services sales impacted gross margin negatively.

The gross margin decreased sequentially due to lower IPR revenues and increased share of hardware sales driven by mobile broadband coverage deployments.

Restructuring charges and cost and efficiency program

The global cost and efficiency program is progressing according to plan. The target, to achieve savings of approximately SEK 9 b. during 2017 relative to 2014, remains. During the quarter, numerous activities were implemented globally, including a reduction of 2,100 positions in Sweden, with approximately 1,700 employees leaving the company. Savings related to the activities will start to impact results towards the end of this year. The total restructuring charges increased YoY and QoQ following the implementation of the cost and efficiency program.

Efforts to identify and implement efficiency gains are progressing and total restructuring charges for full-year 2015 are expected to be SEK 4-5 b. The increase, compared with previous estimate of SEK 3-4 b., is a consequence of a somewhat higher implementation pace.

Operating expenses

Restructuring charges impacted operating expenses negatively by SEK 1.6 (0.1) b. Total operating expenses, excluding restructuring charges, were SEK 16.1 (15.5) b. The increase was due to negative currency effects. Excluding restructuring charges and currency effects, operating expenses were slightly down YoY.

3 Ericsson | Second Quarter Report 2015

Quarterly sales and reported sales growth year over year


SEK b.
%
80
60
40
20
0
30
20
10
0
-10
60.7
11%
Q2
2014
Q3
Q4
Q1
2015
Q2
Quarterly sales
Reported sales growth

Operating expenses and operating expense, % of sales


SEK b.
%
20
15
10
5
0
40
30
20
10
0
17.7
29%
Q2
2014
Q3
Q4
Q1
2015
Q2
Operating expenses

Operating income and operating margin


SEK b.
%
10
8
6
4
2
0
6%
3.6
Q2
2014
Q3
Q4
Q1
2015
Q2
Operating income
Operating margin

Other operating income and expenses

Other operating income and expenses improved YoY following a positive currency hedge contracts effect and a capital gain of SEK 0.3 b. related to a real estate divestment in the US.

The revaluation and realization effects from currency hedge contracts were SEK 0.6 b. This is to be compared with hedge contract effects of SEK -1.4 b. in Q1 2015 and SEK -0.5 b. in Q2 2014.

The positive effect derives mainly from the hedge contract balance in USD. The SEK has strengthened towards the USD between March 31, 2015 (SEK/USD rate 8.64) and June 30, 2015 (SEK/USD rate 8.24).

Operating income

Operating income decreased YoY due to higher restructuring charges of SEK 2.7 (0.2) b. Operating income, excluding restructuring charges, improved to SEK 6.3 (4.2) b. with an operating margin of 10.4% (7.7%). The improvement was driven by higher sales and positive currency hedge effects, partly offset by a lower gross margin.

Despite higher restructuring charges, operating income increased QoQ driven by higher sales and positive other operating income and expenses.

Financial net

The negative financial net increased YoY and QoQ, mainly related to a lower cash position and negative interest revaluation effects.

Net income and EPS

Net income and EPS diluted decreased YoY following the lower operating income. Net income and EPS increased QoQ. EPS (Non-IFRS) was SEK 1.45 (1.07).

Employees

The number of employees on June 30, 2015 was 117,183 compared with 118,706 on March 31, 2015. The decrease is mainly related to implementation of the global cost and efficiency program outside Sweden. Effects from headcount reductions in Sweden will start impacting number of employees during the third quarter. The number of Ericsson services professionals on June 30, 2015 was 65,000 (66,000 March 31, 2015).

MODEMS

Net Sales

The discontinuation of the modems business is now almost completed. Net sales in the quarter was SEK 0.0 b.

Operating income

Operating income for the modems business was SEK 0.0 b.

4 Ericsson | Second Quarter Report 2015

REGIONAL SALES

	Second quarter 2015				Change	
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	6.7	7.1	0.8	14.6	-4%	19%
Latin America	2.3	2.6	0.2	5.1	-6%	11%
Northern Europe and Central Asia	1.5	0.9	0.1	2.6	-6%	-6%
Western and Central Europe	1.9	3.1	0.1	5.1	12%	8%
Mediterranean	2.4	3.3	0.2	5.9	7%	18%
Middle East	4.0	2.1	0.3	6.5	44%	44%
Sub-Saharan Africa	1.2	1.3	0.2	2.7	41%	23%
India	1.8	1.1	0.2	3.0	85%	-14%
North East Asia	4.8	2.0	0.2	6.9	8%	15%
South East Asia and Oceania	2.5	2.3	0.1	4.9	34%	15%
Other [1]	2.0	0.7	0.7	3.4	1%	-10%
Total	**31.2**	**26.4**	**3.1**	**60.7**	**11%**	**13%**

[1] Region "Other" includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America
Mobile broadband sales in the quarter stabilized, driven by data traffic growth, while operators remained focused on cash flow optimization and consolidation. Business related to ICT transformation continued to develop favorably in the quarter.

Latin America
Sales decreased slightly YoY. Business in Professional Services showed a strong development driven by BSS transformation and Systems Integration projects. Currency restrictions and lower capex levels impacted mobile broadband investments in some parts of the region.

Northern Europe and Central Asia
Sales declined YoY, primarily driven by slower mobile broadband investments in Russia. Professional Services showed good momentum and Support Solutions continued to develop favorably, both TV & Media and OSS & BSS.

Western and Central Europe
Sales increased YoY driven by Global Services, as operators seek network quality and operational efficiencies. Mobile broadband deployments and investments in network quality continued.

Mediterranean
Sales growth YoY was mainly driven by Global Services, where Managed Services was the major contributor. Quality and capacity projects related to 3G and 4G contributed positively to Networks sales.

Middle East
Sales growth YoY was driven by continued high investments in mobile broadband. Support Solutions sales showed strong growth, especially in OSS.

Sub-Saharan Africa
Continued growth YoY in most markets, compared to a weak first half 2014, driven by strong data growth as well as positive development of managed services across the region.

India
Sales increased YoY, mainly due to continued mobile broadband investments, driven by growth in mobile data traffic. Global Services sales continued to show a strong development.

North East Asia
Sales growth continued, driven by 4G contracts in Mainland China, partly offset by lower operator investments in Japan.

South East Asia and Oceania
Sales increased YoY, primarily driven by continued mobile broadband projects. Important 4G contracts were signed in Indonesia in the quarter. Professional Services continued to show good momentum.

Other
Reported IPR revenues were slightly down YoY despite a positive currency effect, as a majority of the licenses contracts are in USD. The decline was primarily due to the ongoing dispute with a major customer.

Broadcast services sales continued to show good growth.

5 Ericsson | Second Quarter Report 2015

SEGMENT RESULTS

NETWORKS

Segment sales



Networks
Global Services
Support Solutions

Quarterly sales and sales growth year over year



SEK b.
%
42
35
28
21
14
7
0
20
15
10
5
0
-5
-10
31.2
8%
Q2
2014
Q3
Q4
Q1
2015
Q2
Quarterly sales
Sales growth

Operating income and operating margin



SEK b.
%
6
4
2
0
15
10
5
0
8%
2.4
Q2
2014
Q3
Q4
Q1
2015
Q2
Operating income
Operating margin

SEK b.	Q2 2015	Q2 2014	YoY change	Q1 2015	QoQ change	6 months 2015	6 months 2014
Net sales	31.2	29.0	8%	26.4	18%	57.6	53.3
Sales growth adj. for comparable units and currency	*-*	*-*	*-9%*	*-*	*16%*	*-9%*	*-3%*
Operating income	2.4	3.6	-32%	0.6	313%	3.0	6.1
Operating income excluding restructuring charges	*4.3*	*3.7*	*16%*	*0.8*	*460%*	*5.0*	*6.3*
Operating margin	8%	12%	-	2%	-	5%	11%
Operating margin excluding restructuring charges	*14%*	*13%*	-	*3%*	-	*9%*	*12%*
EBITA margin	10%	14%	-	5%	-	7%	14%
Restructuring charges	*-1.8*	*-0.1*	-	*-0.2*	-	*-2.0*	*-0.2*

Net sales

Reported sales increased by 8% YoY. Sales, adjusted for comparable units and currency, decreased by -9% YoY mainly due to lower business activity in North America and Japan. Sales growth related to mobile broadband deployments in Mainland China, the Middle East and India contributed positively.

Sales increased QoQ following stabilized mobile broadband business in North America. Increased sales in Mainland China and the Middle East also contributed positively in the quarter.

Operating income and margin

The operating income and margin recovered in the quarter. Excluding restructuring charges, operating income improved YoY, positively impacted by higher sales and positive currency effects. This was partly offset by a business mix with continued high share of coverage business in Mainland China and low share of capacity business in North America. Somewhat increased operating expenses and lower IPR revenues also had a negative impact on operating margin.

Reported operating income declined YoY due to restructuring charges of SEK 1.8 (0.1) b. Most of the charges are related to implementation of the global cost and efficiency program in Sweden. The effect from currency hedge contracts was positive at SEK 0.5 (-0.2) b.

Operating income and margin improved sequentially following higher sales, improved business mix with higher share of capacity business from North America and a positive effect from currency hedge contracts. Higher restructuring charges and lower IPR revenues impacted operating income negatively.

6 Ericsson | Second Quarter Report 2015

GLOBAL SERVICES

Segment sales


Networks
Global Services
Support Solutions

Quarterly sales and sales growth year over year


SEK b.
%
45
30
15
0
20
10
0
-10
14%
26.4
Q2
2014
Q3
Q4
Q1
2015
Q2
Quarterly sales
Sales growth

Operating income and operating margin


SEK b.
%
3
2
1
0
9
6
3
0
6%
1.6
Q2
2014
Q3
Q4
Q1
2015
Q2
Operating income
Operating margin

SEK b.	Q2 2015	Q2 2014	YoY change	Q1 2015	QoQ change	6 months 2015	6 months 2014
Net sales	26.4	23.1	14%	23.9	10%	50.3	43.4
Of which Professional Services	*20.0*	*16.6*	*21%*	*18.1*	*10%*	*38.1*	*31.7*
Of which Managed Services	*8.2*	*6.5*	*26%*	*7.5*	*9%*	*15.7*	*12.2*
Of which Network Rollout	*6.4*	*6.5*	*-2%*	*5.8*	*11%*	*12.2*	*11.8*
Sales growth adj. for comparable units and currency	-	-	*-2%*	-	*10%*	*-2%*	*-5%*
Operating income	1.6	1.5	10%	1.7	-2%	3.3	2.5
Of which Professional Services	*2.4*	*2.1*	*15%*	*2.1*	*14%*	*4.5*	*4.0*
Of which Network Rollout	*-0.8*	*-0.6*	*25%*	*-0.4*	*78%*	*-1.2*	*-1.5*
Operating margin	6%	6%	–	7%	–	7%	6%
for Professional Services	*12%*	*13%*	–	*12%*	–	*12%*	*13%*
for Network Rollout	*-12%*	*-9%*	–	*-7%*	–	*-10%*	*-12%*
Operating income excluding restructuring charges	*2.3*	*1.6*	*49%*	*2.1*	*11%*	*4.4*	*2.6*
Operating margin excluding restructuring charges	*9%*	*7%*	-	*9%*	-	*9%*	*6%*
EBITA margin	7%	8%	–	8%	–	8%	7%
Restructuring charges	*-0.7*	*-0.1*	–	*-0.4*	–	*-1.1*	*-0.1*

Net sales

Reported sales increased by 14% YoY. Sales, adjusted for comparable units and currency, decreased by -2% YoY due to continued reduced activities in Network Rollout. The good momentum in Professional Services continued, with growth in all ten regions.

Sales, adjusted for comparable units and currency, increased 10% QoQ driven by good growth in Consulting and Systems Integration.

Operating income and margin

Operating income improved in Global Services YoY. Operating margin, excluding restructuring charges, was 9% (7%), driven by increased sales in Professional Services and reduced losses in Network Rollout.

The effect from currency hedge contracts was SEK 0.1 (-0.2) b.

Operating margin in Professional Services declined slightly YoY due to increased restructuring charges and strong growth in Managed Services.

The work to return the Network Rollout business to profitability continues with good progress and operating margin, excluding restructuring charges, improved YoY to -4% (-9%).

Global Services operating income decreased slightly QoQ due to increased restructuring charges. Professional Services margin was flat QoQ.

SEK b.	Q2 2015	Q1 2015	Full year 2014
Number of signed Managed Services contracts	30	27	71
Number of signed significant consulting & systems integration contracts [1]	16	13	56

[1] In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

7 Ericsson | Second Quarter Report 2015

SUPPORT SOLUTIONS

Segment sales

Networks

Global Services

Support Solutions

Quarterly sales and sales growth year over year

SEK b. 6 5 4 3 2 1 0

9% 3.1

% 30 20 10 0 -10 -20 -30 Q2 2014 Q3 Q4 Q1 2015 Q2

Quarterly sales Sales growth

Operating income and operating margin

SEK b.

1,0 0,5 0,0 -0,5

-8% -0.2 Q2 2014 Q3 Q4 Q1 2015 Q2

% 20 10 0 -10 -20

Operating income Operating margin

SEK b. Q2 2015 Q2 2014 YoY change Q1 2015 QoQ change 6 months 2015 6 months 2014

Net sales 3.1 2.8 9% 3.1 1% 6.2 5.6

Sales growth adj. for comparable units and currency - - -13% - -3% -12% 4%

Operating income -0.2 -0.4 -37% 0.1 - -0.2 -0.4

Operating income excluding restructuring charges 0.0 -0.3 -87% 0.1 - 0.1 -0.3

Operating margin -8% -13% - 3% - -3% -7%

Operating margin excluding restructuring charges -2% -12% - 3% - 1% -6%

EBITA margin 0% -7% - 10% - 5% 0%

Restructuring charges -0.2 0.0 - 0.0 - -0.2 0.0

Net sales

Reported sales increased by 9% YoY. Sales, adjusted for comparable units and currency, decreased by -13% YoY. Sales of OSS & BSS continued to show strong growth while the TV & Media business declined due to lower software licensing sales.

Sales, adjusted for comparable units and currency, was flat QoQ.

Operating income and margin

Operating income and margin improved YoY. Operating margin excluding restructuring charges was -2% (-12%), driven primarily by sales growth in OSS & BSS. This was partly offset by lower IPR revenues.

Operating Income declined QoQ due to increased restructuring charges and lower IPR revenues.

8 Ericsson | Second Quarter Report 2015

CASH FLOW

SEK b.	Q2 2015	Q2 2014	Q1 2015
Net income reconciled to cash	3.4	5.9	3.1
Changes in operating net assets	-0.3	-3.8	-9.0
Cash flow from operating activities	3.1	2.1	-5.9
Cash flow from investing activities	7.0	3.7	-2.1
Cash flow from financing activities	-10.6	-12.2	0.9
Net change in cash and cash equivalents	**-2.3**	**-5.0**	**-5.7**
Cash conversion (%)	*90%*	*35%*	*-188%*

Cash flow from operating activities recovered in the quarter after a weak first quarter. Working capital was benefiting from good collection of receivables and improved net income.

Investing activities in the quarter was impacted by the continued construction of new ICT centers in Sweden and Canada, with a total investment of approximately SEK 7 b., 2014-2018. This was more than offset by decreased short-term investments of SEK 9.7 b. and real estate divestment in the US generated a positive cash flow effect of SEK 0.8 b.

Cash flow from financing activities was negatively impacted by payments of dividends of SEK 11.0 b. in the quarter.

Payments related to restructuring charges already provisioned for, amounted to approximately SEK 0.5 b. in the quarter.

Working capital KPIs, number of days	Jan-Jun 2015	Jan-Mar 2015	Jan-Dec 2014	Jan-Sep 2014	Jan-Jun 2014
Sales outstanding	112	125	105	111	113
Inventory	74	82	64	69	70
Payable	57	64	56	57	61

Days sales outstanding decreased as a result of good collection. Inventory days is trending down but is still on a high level due to the high share of coverage business in Mainland China. Payable days decreased after a seasonally strong Q1. Efforts, in order to reduce working capital through a better order-to-cash process, continue.

9 Ericsson | Second Quarter Report 2015

FINANCIAL POSITION

SEK b. Jun 30 2015 Jun 30 2014 Mar 31 2015

+ Short-term investments 20.8 35.3 30.8

+ Cash and cash equivalents 33.0 33.1 35.3

Gross cash 53.8 68.4 66.1

– Interest bearing liabilities and post-employment benefits 50.3 35.9 50.5

Net cash 3.5 32.5 15.6

Equity 136.7 138.0 149.1

Total assets 278.9 265.5 303.0

Capital turnover (times) 1.3 1.2 1.1

Return on capital employed (%) 6.9% 8.2% 5.8%

Equity ratio (%) 49% 52.0% 49.2%

Return on equity (%) 5.9% 6.8% 3.6%

Net cash decreased in the quarter as a result of the dividend payout and capex related to the construction of three global ICT centers in Sweden and Canada. This was partly offset by the positive cash flow from operating activities.

The net cash position, excluding post-employment benefits, was SEK 28.0 b.

The average maturity of long-term borrowings as of June 30, 2015, was 5.3 years, compared to 6.2 years 12 months earlier.

In the quarter a revolving Credit Facility of USD 2.0 b. was renewed. The new facility expires in 2020.

Debt maturity profile, Parent Company

SEK b.

9 6 3 0 2017 2018 2019 2020 2021 2022

Swedish Export Credit Corporation MTN Bond

Nordic Investment Bank

European Investment Bank

Notes and Bonds

10 Ericsson | Second Quarter Report 2015

PARENT COMPANY

Income after financial items was SEK 9.0 (2.9) b. The increase was mainly related to received dividends.

Major changes in the Parent Company’s financial position for the year; decreased cash, cash equivalents and short-term investments of SEK 20.8 b and decreased current and non-current liabilities to subsidiaries of SEK 5.9 b. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 34.2 (55.0) b.

During the quarter, the dividend payment of SEK 11.0 b., as decided by the Annual General Meeting, was made.

The Parent Company has during the quarter recognized dividends from subsidiaries of SEK 6.9 b.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 3.533.643 shares from treasury stock were sold or distributed to employees during the second quarter. The holding of treasury stock at June 30, 2015, was 56.607.183 Class B shares.

11 Ericsson | Second Quarter Report 2015

OTHER INFORMATION

Ericsson’s Nomination Committee appointed

On May 25, 2015, Ericsson announced that the Nomination Committee for the Annual General Meeting (AGM) 2016 has been appointed in accordance with the Instruction for the Nomination Committee, resolved by the Annual General Meeting 2012.

The Nomination Committee consists of: Petra Hedengran, Investor AB; Bengt Kjell, AB Industrivärden and Handelsbankens Pensionsstiftelse; Johan Held, AFA Försäkring; Marianne Nilsson, Swedbank Robur Fonder; and Leif Johansson, the Chairman of the Board of Director. Petra Hedengran is the Chairman of the Nomination Committee.

Apple litigations

A past global patent license agreement between Ericsson and Apple expired in January 2015 and Apple declined to take a new license on offered FRAND terms. Ericsson negotiated a renewal agreement with Apple for more than two years. During the negotiations, the companies were not able to reach an agreement on licensing of Ericsson’s patents that enable Apple’s mobile devices to connect with the world and power many of their applications.

On January 12, 2015, Apple initiated litigation with Ericsson by filing a lawsuit in the United States District Court for the Northern District of California, seeking a ruling that Apple does not infringe seven of Ericsson’s patents. Two days later, on January 14, 2015, Ericsson filed a complaint in the United States District Court for the Eastern District of Texas requesting a ruling that its proposed global licensing terms with Apple were fair and reasonable.

On February 26, 2015, after Apple refused Ericsson’s offer to have a court determine fair licensing terms by which both companies would be bound, Ericsson filed two complaints with the International Trade Commission (ITC) and seven complaints in the United States District Court for the Eastern District of Texas against Apple, asserting infringement of 41 additional Ericsson patents. Ericsson subsequently amended its complaints to assert two additional patents in the US. Ericsson seeks exclusion orders in the ITC proceedings and damages and injunctions in the District Court actions.

On May 8, 2015, Ericsson further announced that it has filed patent infringement suits against Apple in Germany, the United Kingdom and the Netherlands, seeking damages and injunctions. Ericsson has asserted both standard-essential patents related to the 2G and 4G/LTE standards and other patents that are critical to features and functionality of Apple devices, such as the design of semiconductor components, user interface software, location services and applications, as well as the iOS operating system.

Hearings and trials in the various cases are scheduled to begin in December 2015 and continue into 2016. Ericsson expects that the first court rulings will be issued by a German court in the first quarter of 2016.

Implementation of cost and efficiency program in Sweden

On June 24, 2015, Ericsson completed the redundancy process in Sweden, announced on March 11, 2015. The reduction of approximately 2,100 positions in Sweden, with some 1,700 employees leaving the company, is part of the global cost and efficiency program.

Adaptix litigations

In 2013, Adaptix Inc. (“Adaptix”), a US company, filed two lawsuits against Ericsson, AT&T, AT&T Mobility and MetroPCS Communications in the US District Court for Eastern District of Texas alleging that certain Ericsson products infringe five US patents purportedly assigned to Adaptix. Adaptix seeks damages and an injunction. The trial is scheduled for August 2015.

On May 20, 2014, Adaptix filed three patent infringement lawsuits against Ericsson, T-Mobile, Verizon and Sprint in the same court regarding three US patents. One of these lawsuits accuses Ericsson’s LTE products and Sprint’s use thereof of infringement, one accuses Ericsson’s LTE products and Verizon’s use thereof of infringement, and one accuses Ericsson’s LTE products and T-Mobile’s use thereof of infringement. In January 2015, Adaptix filed one more lawsuit in the same court alleging that Ericsson’s LTE products, and Sprint and Verizon’s use thereof, infringe another U.S. Patent.

In addition to a complaint filed in 2013 with the Tokyo District Court, Adaptix filed another lawsuit in Japan in September 2014 alleging that Ericsson’s LTE products infringe another Japanese patent. In the lawsuits in Japan, Adaptix is also seeking damages and an injunction.

WiLAN litigations

In 2012, Wi-LAN Inc., a Canadian patent licensing company, filed a complaint against Ericsson in the US District Court for the Southern District of Florida alleging that Ericsson’s LTE products infringe three of Wi-LAN’s US patents.

In June 2013, Ericsson’s motion for summary judgment was granted and in August 2014, the decision was reversed by the United States Court of Appeals for the Federal Circuit.

On May 22, the Florida Court granted a Motion for Summary Judgment in favor of Ericsson. WiLAN may still file a notice to appeal the decision.

12 Ericsson | Second Quarter Report 2015

RISK FACTORS

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2014. Compared to the risks described in the Annual Report 2014, no material, new or changed risk factors or uncertainties have been identified in the year.

Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:

Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;

Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage buildouts;

Effects on gross margins of the business mix in the Global Services segment including proportion of new network build- outs and share of new managed services deals with initial transition costs;

Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

Changes in foreign exchange rates, in particular USD;

Political unrest or instability in certain markets;

Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

No guarantees that specific restructuring or cost-savings initiatives will be sufficient, successful or executed in time to deliver any improvements in short-term earnings.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.

This report has not been reviewed by Telefonaktiebolaget LM Ericsson’s auditors.

Date for next report: October 23, 2015

13 Ericsson | Second Quarter Report 2015

BOARD ASSURANCE

The Board of Directors and the CEO certify that the financial report for the six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 17, 2015

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Anders Nyrén

Deputy Chairman

Leif Johansson

Chairman

Jacob Wallenberg

Deputy Chairman

Roxanne S. Austin

Member of the Board

Nora Denzel

Member of the Board

Börje Ekholm

Member of the Board

Alexander Izosimov

Member of the Board

Ulf J. Johansson

Member of the Board

Kristin Skogen Lund

Member of the Board

Sukhinder Singh Cassidy

Member of the Board

Hans Vestberg

President, CEO and member of the Board

Pehr Claesson

Member of the Board

Kristina Davidsson

Member of the Board

Karin Åberg

Member of the Board

14 Ericsson | Second Quarter Report 2015

EDITOR’S NOTE

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), July 17, 2015. An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/press

For further information, please contact:

Helena Norrman, Senior Vice President, Marketing and Communications

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Investor Relations

Phone: +46 10 714 64 49, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone: +46 10 713 39 28, +46 73 082 59 28

E-mail: asa.konnbjer@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

Head of External Communications

Phone: +46 10 719 97 27, +46 73 024 48 73

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

15 Ericsson | Second Quarter Report 2015

SAFE HARBOR STATEMENT

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

16 Ericsson | Second Quarter Report 2015

FINANCIAL STATEMENTS AND

ADDITIONAL INFORMATION

Contents

Financial statements

Consolidated income statement 18

Statement of comprehensive income 18

Consolidated balance sheet 19

Consolidated statement of cash flows 20

Consolidated statement of changes in equity 21

Consolidated income statement – isolated quarters 21

Consolidated statement of cash flows – isolated quarters 22

Parent Company income statement 23

Parent Company statement of comprehensive income 23

Parent Company balance sheet 24

Additional information

Accounting policies 25

Net sales by segment by quarter 26

Sales growth adjusted for comparable units and currency 27

Operating income by segment by quarter 28

Operating margin by segment by quarter 28

EBITA by segment by quarter 29

EBITA margin by segment by quarter 29

Net sales by region by quarter 30

Net sales by region by quarter (cont.) 31

Top 5 countries in sales 31

Net sales by region by segment 32

Provisions 33

Information on investments 33

Reconciliation table, non-IFRS measurements 34

Net cash – end of period 34

Other information 35

Number of employees 35

Restructuring charges by function 36

Restructuring charges by segment 36

17 Ericsson | Second Quarter Report 2015

CONSOLIDATED INCOME STATEMENT

SEK million	Apr–Jun 2015	Apr–Jun 2014	Apr–Jun Change	Jan–Jun 2015	Jan–Jun 2014	Jan–Jun Change
Net sales	60,671	54,849	11%	114,191	102,354	12%
Cost of sales	–40,536	–34,910	16%	–75,092	–65,094	15%
Gross income	**20,135**	**19,939**	**1%**	**39,099**	**37,260**	**5%**
Gross margin (%)	33.2%	36.4%		34.2%	36.4%	
Research and development expenses	–9,896	–9,084	9%	–18,383	–17,359	6%
Selling and administrative expenses	–7,765	–6,541	19%	–14,896	–12,993	15%
Operating expenses	**–17,661**	**–15,625**	**13%**	**–33,279**	**–30,352**	**10%**
Other operating income and expenses	1,059	–206		–181	–185	
Shares in earnings of JV and associated companies	27	–109		54	–94	
Operating income	**3,560**	**3,999**	**–11%**	**5,693**	**6,629**	**–14%**
Financial income	–238	268		446	669	
Financial expenses	–290	–465		–1,030	–1,077	
Income after financial items	**3,032**	**3,802**	**–20%**	**5,109**	**6,221**	**–18%**
Taxes	–909	–1,140		–1,532	–1,867	
Net income	**2,123**	**2,662**	**–20%**	**3,577**	**4,354**	**–18%**
Net income attributable to:						
Stockholders of the Parent Company	2,094	2,579		3,413	4,699	
Non-controlling interests	29	83		164	–345	
Other information						
Average number of shares, basic (million)	3,247	3,235		3,246	3,234	
Earnings per share, basic (SEK) [1]	0.64	0.80		1.05	1.45	
Earnings per share, diluted (SEK) [1]	0.64	0.79		1.04	1.44	

[1] Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

SEK million	Apr–Jun 2015	Apr–Jun 2014	Jan–Jun 2015	Jan–Jun 2014
Net income	**2,123**	**2,662**	**3,577**	**4,354**
Other comprehensive income				
Items that will not be reclassified to profit or loss				
Remeasurements of defined benefits pension plans incl. asset ceiling	–1,562	–574	–4,773	–2,196
Tax on items that will not be reclassified to profit or loss	610	114	1,304	443
Items that may be reclassified to profit or loss				
Cash flow hedges				
Gains/losses arising during the period	–	–	–	–
Reclassification adjustments for gains/losses included in profit or loss	–	–	–	–
Revaluation of other investments in shares and participations				
Fair value remeasurement	–	–	181	–
Changes in cumulative translation adjustments	–2,626	2,619	1,783	3,020
Share of other comprehensive income on JV and associated companies	–92	117	–96	128
Tax on items that may be reclassified to profit or loss	–	–	–	–
Total other comprehensive income, net of tax	**–3,670**	**2,276**	**–1,601**	**1,395**
Total comprehensive income	**–1,547**	**4,938**	**1,976**	**5,749**
Total comprehensive income attributable to:				
Stockholders of the Parent Company	–1,515	4,792	1,790	6,032
Non-controlling interest	–32	146	186	–283

18 Ericsson | Second Quarter Report 2015

CONSOLIDATED BALANCE SHEET

SEK million	Jun 30 2015	Mar 31 2015	Dec 31 2014
ASSETS			
Non-current assets			
Intangible assets			
Capitalized development expenses	4,032	3,522	3,570
Goodwill	39,872	41,140	38,330
Intellectual property rights, brands and other intangible assets	10,739	12,238	12,534
Property, plant and equipment	15,309	14,947	13,341
Financial assets			
Equity in JV and associated companies	1,627	1,783	2,793
Other investments in shares and participations	855	836	591
Customer finance, non-current	1,919	2,311	1,932
Other financial assets, non-current	5,010	6,505	5,900
Deferred tax assets	14,054	14,274	12,778
	93,417	**97,556**	**91,769**
Current assets			
Inventories	32,327	33,657	28,175
Trade receivables	73,932	80,334	77,893
Customer finance, current	2,552	2,633	2,289
Other current receivables	22,919	22,700	21,273
Short-term investments	20,807	30,776	31,171
Cash and cash equivalents	32,962	35,311	40,988
	185,499	**205,411**	**201,789**
Total assets	**278,916**	**302,967**	**293,558**
EQUITY AND LIABILITIES			
Equity			
Stockholders' equity	135,565	147,855	144,306
Non-controlling interest in equity of subsidiaries	1,160	1,196	1,003
	136,725	**149,051**	**145,309**
Non-current liabilities			
Post-employment benefits	24,530	24,163	20,385
Provisions, non-current	139	198	202
Deferred tax liabilities	3,010	3,156	3,177
Borrowings, non-current	22,551	23,496	21,864
Other non-current liabilities	1,939	1,815	1,797
	52,169	**52,828**	**47,425**
Current liabilities			
Provisions, current	5,215	3,858	4,225
Borrowings, current	3,199	2,847	2,281
Trade payables	22,147	24,266	24,473
Other current liabilities	59,461	70,117	69,845
	90,022	**101,088**	**100,824**
Total equity and liabilities	**278,916**	**302,967**	**293,558**
Of which interest-bearing liabilities and post-employment benefits	*50,280*	*50,506*	*44,530*
Of which net cash	*3,489*	*15,581*	*27,629*
Assets pledged as collateral	2,608	2,590	2,525
Contingent liabilities	693	721	737

19 Ericsson | Second Quarter Report 2015

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr–Jun		Jan–Jun		Jan–Dec
SEK million	2015	2014	2015	2014	2014
Operating activities					
Net income	2,123	2,662	3,577	4,354	11,143
Adjustments to reconcile net income to cash					
Taxes	–1,360	26	–3,281	–1,322	–1,235
Earnings/dividends in JV and associated companies	49	356	27	340	305
Depreciation, amortization and impairment losses	2,579	2,414	5,260	4,774	9,945
Other	22	404	966	953	2,185
	3,413	**5,862**	**6,549**	**9,099**	**22,343**
Changes in operating net assets					
Inventories	383	–1,188	–3,636	–3,287	–2,924
Customer finance, current and non–current	405	–341	147	217	–710
Trade receivables	3,630	–892	5,667	7,065	1,182
Trade payables	–1,400	1,644	–3,068	1,534	1,265
Provisions and post–employment benefits	1,685	–225	1,519	–689	–859
Other operating assets and liabilities, net	–5,038	–2,806	–10,000	–2,483	–1,595
	–335	**–3,808**	**–9,371**	**2,357**	**–3,641**
Cash flow from operating activities	**3,078**	**2,054**	**–2,822**	**11,456**	**18,702**
Investing activities					
Investments in property, plant and equipment	–2,424	–1,320	–4,791	–2,354	–5,322
Sales of property, plant and equipment	1,075	53	1,150	327	522
Acquisitions/divestments of subsidiaries and other operations, net	–169	–1,512	–227	–2,361	–4,394
Product development	–843	–185	–1,137	–382	–1,523
Other investing activities	–280	–388	–162	–557	–3,392
Short–term investments	9,678	7,012	10,077	222	6,596
Cash flow from investing activities	**7,037**	**3,660**	**4,910**	**–5,105**	**–7,513**
Cash flow before financing activities	**10,115**	**5,714**	**2,088**	**6,351**	**11,189**
Financing activities					
Dividends paid	–11,035	–9,828	–11,060	–9,828	–9,846
Other financing activities	431	–2,393	1,330	–7,462	–8,379
Cash flow from financing activities	**–10,604**	**–12,221**	**–9,730**	**–17,290**	**–18,225**
Effect of exchange rate changes on cash	–1,860	1,499	–384	1,932	5,929
Net change in cash and cash equivalents	**–2,349**	**–5,008**	**–8,026**	**–9,007**	**–1,107**
Cash and cash equivalents, beginning of period	**35,311**	**38,096**	**40,988**	**42,095**	**42,095**
Cash and cash equivalents, end of period	**32,962**	**33,088**	**32,962**	**33,088**	**40,988**

20 Ericsson | Second Quarter Report 2015

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

SEK million Jan–Jun 2015 Jan–Jun 2014 Jan–Dec 2014

Opening balance 145,309 141,623 141,623

Total comprehensive income 1,976 5,749 12,709

Sale/repurchase of own shares 88 54 106

Stock purchase plan 414 360 717

Dividends paid –11,060 –9,828 –9,846

Transactions with non–controlling interests –2 – –

Closing balance 136,725 137,958 145,309

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

2015 2014

Isolated quarters, SEK million Q2 Q1 Q4 Q3 Q2 Q1

Net sales 60,671 53,520 67,986 57,643 54,849 47,505

Cost of sales –40,536 –34,556 –43,100 –37,362 –34,910 –30,184

Gross income 20,135 18,964 24,886 20,281 19,939 17,321

Gross margin (%) 33.2% 35.4% 36.6% 35.2% 36.4% 36.5%

Research and development expenses –9,896 –8,487 –9,668 –9,281 –9,084 –8,275

Selling and administrative expenses –7,765 –7,131 –8,107 –6,000 –6,541 –6,452

Operating expenses –17,661 –15,618 –17,775 –15,281 –15,625 –14,727

Other operating income and expenses 1,059 –1,240 –837 –1,134 –206 21

Shares in earnings of JV and associated companies 27 27 28 10 –109 15

Operating income 3,560 2,133 6,302 3,876 3,999 2,630

Financial income –238 684 179 429 268 401

Financial expenses –290 –740 –639 –557 –465 –612

Income after financial items 3,032 2,077 5,842 3,748 3,802 2,419

Taxes –909 –623 –1,677 –1,124 –1,140 –727

Net income 2,123 1,454 4,165 2,624 2,662 1,692

Net income attributable to:

Stockholders of the Parent Company 2,094 1,319 4,223 2,646 2,579 2,120

Non–controlling interests 29 135 –58 –22 83 –428

Other information

Average number of shares, basic (million) 3,247 3,244 3,241 3,238 3,235 3,233

Earnings per share, basic (SEK) 1) 0.64 0.41 1.30 0.82 0.80 0.66

Earnings per share, diluted (SEK) 1) 0.64 0.40 1.29 0.81 0.79 0.65

1) Based on Net income attributable to stockholders of the Parent Company.

21 Ericsson | Second Quarter Report 2015

CONSOLIDATED STATEMENT OF CASH FLOWS – ISOLATED QUARTERS

	2015		2014			
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities						
Net income	2,123	1,454	4,165	2,624	2,662	1,692
Adjustments to reconcile net income to cash						
Taxes	*–1,360*	*–1,921*	*475*	*–388*	*26*	*–1,348*
Earnings/dividends in JV and associated companies	*49*	*–22*	*–25*	*–10*	*356*	*–16*
Depreciation, amortization and impairment losses	*2,579*	*2,681*	*2,690*	*2,481*	*2,414*	*2,360*
Other	*22*	*944*	*965*	*267*	*404*	*549*
	3,413	**3,136**	**8,270**	**4,974**	**5,862**	**3,237**
Changes in operating net assets						
Inventories	383	–4,019	1,203	–840	–1,188	–2,099
Customer finance, current and non-current	405	–258	174	–1,101	–341	558
Trade receivables	3,630	2,037	–4,661	–1,222	–892	7,957
Trade payables	–1,400	–1,668	1,250	–1,519	1,644	–110
Provisions and post-employment benefits	1,685	–166	–152	–18	–225	–464
Other operating assets and liabilities, net	–5,038	–4,962	2,512	–1,624	–2,806	323
	–335	**–9,036**	**326**	**–6,324**	**–3,808**	**6,165**
Cash flow from operating activities	**3,078**	**–5,900**	**8,596**	**–1,350**	**2,054**	**9,402**
Investing activities						
Investments in property, plant and equipment	–2,424	–2,367	–1,553	–1,415	–1,320	–1,034
Sales of property, plant and equipment	1,075	75	56	139	53	274
Acquisitions/divestments of subsidiaries and other operations, net	–169	–58	–1,747	–286	–1,512	–849
Product development	–843	–294	–986	–155	–185	–197
Other investing activities	–280	118	–1,533	–1,302	–388	–169
Short-term investments	9,678	399	4,066	2,308	7,012	–6,790
Cash flow from investing activities	**7,037**	**–2,127**	**–1,697**	**–711**	**3,660**	**–8,765**
Cash flow before financing activities	**10,115**	**–8,027**	**6,899**	**–2,061**	**5,714**	**637**
Financing activities						
Dividends paid	–11,035	–25	–15	–3	–9,828	–
Other financing activities	431	899	371	–1,288	–2,393	–5,069
Cash flow from financing activities	**–10,604**	**874**	**356**	**–1,291**	**–12,221**	**–5,069**
Effect of exchange rate changes on cash	–1,860	1,476	1,691	2,306	1,499	433
Net change in cash and cash equivalents	**–2,349**	**–5,677**	**8,946**	**–1,046**	**–5,008**	**–3,999**
Cash and cash equivalents, beginning of period	**35,311**	**40,988**	**32,042**	**33,088**	**38,096**	**42,095**
Cash and cash equivalents, end of period	**32,962**	**35,311**	**40,988**	**32,042**	**33,088**	**38,096**

22 Ericsson | Second Quarter Report 2015

PARENT COMPANY INCOME STATEMENT

	Apr–Jun		Jan–Jun		Jan–Dec
SEK million	2015	2014	2015	2014	2014
Net sales	–	–	–	–	–
Cost of sales	–	–	–	–	–
Gross income	**–**	**–**	**–**	**–**	**–**
Operating expenses	–191	–209	–480	–551	–1,209
Other operating income and expenses	645	658	1,338	1,323	3,088
Operating income	**454**	**449**	**858**	**772**	**1,879**
Financial net	6,736	2,023	8,187	2,140	23,684
Income after financial items	**7,190**	**2,472**	**9,045**	**2,912**	**25,563**
Transfers to (–) / from untaxed reserves	–	–	–	–	–1,700
Taxes	–92	–187	–211	–261	–263
Net income	**7,098**	**2,285**	**8,834**	**2,651**	**23,600**

PARENT COMPANY STATEMENT OF COMPREHENSIVE INCOME

	Apr–Jun		Jan–Jun		Jan–Dec
SEK million	2015	2014	2015	2014	2014
Net income	7,098	2,285	8,834	2,651	23,600
Revaluation of other investments in shares and participations					
Fair value remeasurement	–	–	181	–	46
Total other comprehensive income, net of tax	**–**	**–**	**181**	**–**	**46**
Total comprehensive income	**7,098**	**2,285**	**9,015**	**2,651**	**23,646**

23 Ericsson | Second Quarter Report 2015

PARENT COMPANY BALANCE SHEET

Jun 30 2015 Dec 31 2014

SEK million

ASSETS

Fixed assets

Intangible assets 1,008 1,193

Tangible assets 480 470

Financial assets 98,873 97,901

100,361 99,564

Current assets

Inventories 1 27

Receivables 34,749 24,819

Short–term investments 20,251 30,576

Cash and cash equivalents 13,990 24,443

68,991 79,865

Total assets 169,352 179,429

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES

Equity

Restricted equity 48,018 48,018

Non–restricted equity 35,951 37,871

83,969 85,889

Provisions 747 1,471

Non–current liabilities 46,261 45,512

Current liabilities 38,375 46,557

Total stockholders’ equity, provisions and liabilities 169,352 179,429

Assets pledged as collateral 608 525

Contingent liabilities 20,975 20,906

24 Ericsson | Second Quarter Report 2015

ACCOUNTING POLICIES

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2014, and should be read in conjunction with that annual report.

There is no significant difference between IFRS effective as per June 30, 2015 and IFRS as endorsed by the EU.

25 Ericsson | Second Quarter Report 2015

NET SALES BY SEGMENT BY QUARTER

	2015		2014			
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	31,163	26,436	34,110	30,030	28,964	24,383
Global Services	26,392	23,901	29,777	24,467	23,059	20,356
Of which Professional Services	*20,001*	*18,131*	*21,405*	*17,794*	*16,554*	*15,078*
Of which Managed Services	*8,150*	*7,501*	*7,741*	*7,175*	*6,485*	*5,754*
Of which Network Rollout	*6,391*	*5,770*	*8,372*	*6,673*	*6,505*	*5,278*
Support Solutions	3,092	3,074	4,009	3,057	2,824	2,765
Modems	24	109	90	89	2	1
Total	**60,671**	**53,520**	**67,986**	**57,643**	**54,849**	**47,505**

	2015		2014			
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	18%	–22%	14%	4%	19%	–30%
Global Services	10%	–20%	22%	6%	13%	–25%
Of which Professional Services	*10%*	*–15%*	*20%*	*7%*	*10%*	*–20%*
Of which Managed Services	*9%*	*–3%*	*8%*	*11%*	*13%*	*–12%*
Of which Network Rollout	*11%*	*–31%*	*25%*	*3%*	*23%*	*–37%*
Support Solutions	1%	–23%	31%	8%	2%	–46%
Modems	–	–	–	–	–	–
Total	**13%**	**–21%**	**18%**	**5%**	**15%**	**–29%**

	2015		2014			
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	8%	8%	–2%	13%	3%	–13%
Global Services	14%	17%	10%	2%	–7%	–5%
Of which Professional Services	*21%*	*20%*	*14%*	*10%*	*–1%*	*3%*
Of which Managed Services	*26%*	*30%*	*18%*	*15%*	*–4%*	*–2%*
Of which Network Rollout	*–2%*	*9%*	*0%*	*–14%*	*–19%*	*–23%*
Support Solutions	9%	11%	–21%	30%	21%	13%
Modems	–	–	–	–	–	–
Total	**11%**	**13%**	**1%**	**9%**	**–1%**	**–9%**

	2015		2014			
Year to date, SEK million	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	57,599	26,436	117,487	83,377	53,347	24,383
Global Services	50,293	23,901	97,659	67,882	43,415	20,356
Of which Professional Services	*38,132*	*18,131*	*70,831*	*49,426*	*31,632*	*15,078*
Of which Managed Services	*15,651*	*7,501*	*27,155*	*19,414*	*12,239*	*5,754*
Of which Network Rollout	*12,161*	*5,770*	*26,828*	*18,456*	*11,783*	*5,278*
Support Solutions	6,166	3,074	12,655	8,646	5,589	2,765
Modems	133	109	182	92	3	1
Total	**114,191**	**53,520**	**227,983**	**159,997**	**102,354**	**47,505**

	2015		2014			
Year to date, year over year change, percent	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	8%	8%	0%	1%	–5%	–13%
Global Services	16%	17%	0%	–3%	–6%	–5%
Of which Professional Services	*21%*	*20%*	*7%*	*4%*	*1%*	*3%*
Of which Managed Services	*28%*	*30%*	*7%*	*3%*	*–3%*	*–2%*
Of which Network Rollout	*3%*	*9%*	*–14%*	*–19%*	*–21%*	*–23%*
Support Solutions	10%	11%	3%	21%	17%	13%
Modems	–	–	–	–	–	–
Total	**12%**	**13%**	**0%**	**0%**	**–5%**	**–9%**

26 Ericsson | Second Quarter Report 2015

SALES GROWTH ADJUSTED FOR COMPARABLE UNITS AND CURRENCY

	2015		2014			
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16%	–28%	7%	–2%	16%	–30%
Global Services	10%	–26%	20%	5%	11%	–25%
Support Solutions	–3%	–31%	25%	6%	1%	–45%
Modems	–	–	–	–	–	–
Total	**12%**	**–28%**	**13%**	**2%**	**13%**	**–28%**

	2015		2014			
Isolated quarter, year over year change, percent	Q2	Q1	Q4 [1]	Q3	Q2	Q1
Networks	–9%	–9%	–7%	7%	5%	–10%
Global Services	–2%	–2%	5%	–2%	–8%	–3%
Support Solutions	–13%	–11%	–5%	10%	5%	4%
Modems	–	–	–	–	–	–
Total	**–6%**	**–6%**	**–2%**	**3%**	**–1%**	**–7%**

	2015		2014			
Year to date, year over year change, percent	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	–9%	–9%	–3%	0%	–3%	–10%
Global Services	–2%	–2%	–2%	–4%	–5%	–3%
Support Solutions	–12%	–11%	–2%	7%	4%	4%
Modems	–	–	–	–	–	–
Total	**–6%**	**–6%**	**–2%**	**–2%**	**–4%**	**–7%**

[1] Partly adjusted for the initial IPR payment from Samsung in Q4 2013.

27 Ericsson | Second Quarter Report 2015

OPERATING INCOME BY SEGMENT BY QUARTER

2015 2014

Isolated quarters, SEK million Q2 Q1 Q4 Q3 Q2 Q1

Networks 2,435 590 4,319 3,175 3,574 2,476

Global Services 1,640 1,681 1,937 1,607 1,487 1,036

Of which Professional Services 2,403 2,109 2,472 2,059 2,095 1,893

Of which Network Rollout –763 –428 –535 –452 –608 –857

Support Solutions –240 82 443 –108 –378 12

Modems 7 0 –85 –739 –456 –745

Unallocated 1) –282 –220 –312 –59 –228 –149

Total 3,560 2,133 6,302 3,876 3,999 2,630

2015 2014

Year to date, SEK million Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar

Networks 3,025 590 13,544 9,225 6,050 2,476

Global Services 3,321 1,681 6,067 4,130 2,523 1,036

Of which Professional Services 4,512 2,109 8,519 6,047 3,988 1,893

Of which Network Rollout –1,191 –428 –2,452 –1,917 –1,465 –857

Support Solutions –158 82 –31 –474 –366 12

Modems 7 0 –2,025 –1,940 –1,201 –745

Unallocated 1) –502 –220 –748 –436 –377 –149

Total 5,693 2,133 16,807 10,505 6,629 2,630

1) “Unallocated” consists mainly of costs for corporate staff, non–operational capital gains and losses.

OPERATING MARGIN BY SEGMENT BY QUARTER

2015 2014

As percentage of net sales, isolated quarters Q2 Q1 Q4 Q3 Q2 Q1

Networks 8% 2% 13% 11% 12% 10%

Global Services 6% 7% 7% 7% 6% 5%

Of which Professional Services 12% 12% 12% 12% 13% 13%

Of which Network Rollout –12% –7% –6% –7% –9% –16%

Support Solutions –8% 3% 11% –4% –13% 0%

Modems – – – – – –

Total 6% 4% 9% 7% 7% 6%

2015 2014

As percentage of net sales, year to date Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar

Networks 5% 2% 12% 11% 11% 10%

Global Services 7% 7% 6% 6% 6% 5%

Of which Professional Services 12% 12% 12% 12% 13% 13%

Of which Network Rollout –10% –7% –9% –10% –12% –16%

Support Solutions –3% 3% 0% –5% –7% 0%

Modems – – – – – –

Total 5% 4% 7% 7% 6% 6%

28 Ericsson | Second Quarter Report 2015

EBITA BY SEGMENT BY QUARTER

	2015		2014			
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	3,014	1,218	4,914	3,773	4,156	3,052
Global Services	1,918	1,952	2,259	1,857	1,731	1,257
Of which Professional Services	*2,635*	*2,344*	*2,711*	*2,254*	*2,289*	*2,073*
Of which Network Rollout	*–717*	*–392*	*–452*	*–397*	*–558*	*–816*
Support Solutions	–4	308	647	95	–196	192
Modems	7	0	–44	–698	–416	–699
Unallocated [1]	–281	–220	–312	–59	–226	–149
Total	**4,654**	**3,258**	**7,464**	**4,968**	**5,049**	**3,653**

	2015		2014			
Year to date, SEK million	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	4,232	1,218	15,895	10,981	7,208	3,052
Global Services	3,870	1,952	7,104	4,845	2,988	1,257
Of which Professional Services	*4,979*	*2,344*	*9,327*	*6,616*	*4,362*	*2,073*
Of which Network Rollout	*–1,109*	*–392*	*–2,223*	*–1,771*	*–1,374*	*–816*
Support Solutions	304	308	738	91	–4	192
Modems	7	0	–1,857	–1,813	–1,115	–699
Unallocated [1]	–501	–220	–746	–434	–375	–149
Total	**7,912**	**3,258**	**21,134**	**13,670**	**8,702**	**3,653**

[1] "Unallocated" consists mainly of costs for corporate staff, non-operational capital gains and losses.

EBITA MARGIN BY SEGMENT BY QUARTER

	2015		2014			
As percentage of net sales, isolated quarters	Q2	Q1	Q4	Q3	Q2	Q1
Networks	10%	5%	14%	13%	14%	13%
Global Services	7%	8%	8%	8%	8%	6%
Of which Professional Services	*13%*	*13%*	*13%*	*13%*	*14%*	*14%*
Of which Network Rollout	*–11%*	*–7%*	*–5%*	*–6%*	*–9%*	*–15%*
Support Solutions	0%	10%	16%	3%	–7%	7%
Modems	–	–	–	–	–	–
Total	**8%**	**6%**	**11%**	**9%**	**9%**	**8%**

	2015		2014			
As percentage of net sales, year to date	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	7%	5%	14%	13%	14%	13%
Global Services	8%	8%	7%	7%	7%	6%
Of which Professional Services	*13%*	*13%*	*13%*	*13%*	*14%*	*14%*
Of which Network Rollout	*–9%*	*–7%*	*–8%*	*–10%*	*–12%*	*–15%*
Support Solutions	5%	10%	6%	1%	0%	7%
Modems	–	–	–	–	–	–
Total	**7%**	**6%**	**9%**	**9%**	**9%**	**8%**

29 Ericsson | Second Quarter Report 2015

NET SALES BY REGION BY QUARTER

	2015		2014			
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
North America	14,578	12,246	13,082	14,033	15,179	12,215
Latin America	5,067	4,574	6,564	5,882	5,414	4,710
Northern Europe & Central Asia [1)2)]	2,556	2,726	4,069	3,151	2,717	2,436
Western & Central Europe [2)]	5,131	4,741	6,097	4,646	4,582	4,381
Mediterranean [2)]	5,887	4,982	7,513	5,218	5,487	4,785
Middle East	6,515	4,517	6,865	6,039	4,514	3,859
Sub Saharan Africa	2,653	2,158	2,603	2,447	1,886	1,813
India	3,049	3,531	2,362	2,000	1,645	1,695
North East Asia	6,943	6,030	9,225	7,033	6,406	4,908
South East Asia & Oceania	4,897	4,259	4,956	3,794	3,662	3,446
Other [1)2)]	3,395	3,756	4,650	3,400	3,357	3,257
Total	**60,671**	**53,520**	**67,986**	**57,643**	**54,849**	**47,505**
[1)] *Of which in Sweden*	*598*	*1,091*	*1,047*	*1,090*	*1,008*	*999*
[2)] *Of which in EU*	*11,453*	*10,904*	*14,325*	*10,736*	*10,320*	*9,720*

	2015		2014			
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
North America	19%	–6%	–7%	–8%	24%	–11%
Latin America	11%	–30%	12%	9%	15%	–30%
Northern Europe & Central Asia [1)2)]	–6%	–33%	29%	16%	12%	–34%
Western & Central Europe [2)]	8%	–22%	31%	1%	5%	–16%
Mediterranean [2)]	18%	–34%	44%	–5%	15%	–32%
Middle East	44%	–34%	14%	34%	17%	–35%
Sub Saharan Africa	23%	–17%	6%	30%	4%	–30%
India	–14%	49%	18%	22%	–3%	–14%
North East Asia	15%	–35%	31%	10%	31%	–43%
South East Asia & Oceania	15%	–14%	31%	4%	6%	–20%
Other [1)2)]	–10%	–19%	37%	1%	3%	–55%
Total	**13%**	**–21%**	**18%**	**5%**	**15%**	**–29%**
[1)] *Of which in Sweden*	*–45%*	*4%*	*–4%*	*8%*	*1%*	*–25%*
[2)] *Of which in EU*	*5%*	*–24%*	*33%*	*4%*	*6%*	*–24%*

	2015		2014			
Year-over-year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
North America	–4%	0%	–5%	–3%	–1%	–23%
Latin America	–6%	–3%	–3%	11%	–3%	8%
Northern Europe & Central Asia [1)2)]	–6%	12%	11%	7%	0%	7%
Western & Central Europe [2)]	12%	8%	17%	6%	1%	1%
Mediterranean [2)]	7%	4%	6%	–8%	–11%	–9%
Middle East	44%	17%	16%	38%	13%	22%
Sub Saharan Africa	41%	19%	1%	–9%	–29%	–15%
India	85%	108%	20%	56%	29%	6%
North East Asia	8%	23%	7%	16%	–4%	–19%
South East Asia & Oceania	34%	24%	16%	5%	–3%	–17%
Other [1)2)]	1%	15%	–35%	55%	23%	12%
Total	**11%**	**13%**	**1%**	**9%**	**–1%**	**–9%**
[1)] *Of which in Sweden*	*–41%*	*9%*	*–21%*	*37%*	*–21%*	*–2%*
[2)] *Of which in EU*	*11%*	*12%*	*12%*	*6%*	*–5%*	*–1%*

30 Ericsson | Second Quarter Report 2015

NET SALES BY REGION BY QUARTER, CONT.

	2015		2014			
Year to date, SEK million	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
North America	26,824	12,246	54,509	41,427	27,394	12,215
Latin America	9,641	4,574	22,570	16,006	10,124	4,710
Northern Europe & Central Asia [1)2)]	5,282	2,726	12,373	8,304	5,153	2,436
Western & Central Europe [2)]	9,872	4,741	19,706	13,609	8,963	4,381
Mediterranean [2)]	10,869	4,982	23,003	15,490	10,272	4,785
Middle East	11,032	4,517	21,277	14,412	8,373	3,859
Sub Saharan Africa	4,811	2,158	8,749	6,146	3,699	1,813
India	6,580	3,531	7,702	5,340	3,340	1,695
North East Asia	12,973	6,030	27,572	18,347	11,314	4,908
South East Asia & Oceania	9,156	4,259	15,858	10,902	7,108	3,446
Other [1)2)]	7,151	3,756	14,664	10,014	6,614	3,257
Total	**114,191**	**53,520**	**227,983**	**159,997**	**102,354**	**47,505**
[1)] *Of which in Sweden*	*1,689*	*1,091*	*4,144*	*3,097*	*2,007*	*999*
[2)] *Of which in EU*	*22,357*	*10,904*	*45,101*	*30,776*	*20,040*	*9,720*

	2015		2014			
Year to date, year-over-year change, percent	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
North America	–2%	0%	–8%	–9%	–12%	–23%
Latin America	–5%	–3%	3%	5%	2%	8%
Northern Europe & Central Asia [1)2)]	3%	12%	6%	5%	3%	7%
Western & Central Europe [2)]	10%	8%	7%	3%	1%	1%
Mediterranean [2)]	6%	4%	–5%	–9%	–10%	–9%
Middle East	32%	17%	22%	25%	17%	22%
Sub Saharan Africa	30%	19%	–13%	–18%	–23%	–15%
India	97%	108%	25%	28%	16%	6%
North East Asia	15%	23%	1%	–2%	–11%	–19%
South East Asia & Oceania	29%	24%	0%	–5%	–10%	–17%
Other [1)2)]	8%	15%	–2%	28%	18%	12%
Total	**12%**	**13%**	**0%**	**0%**	**–5%**	**–9%**
[1)] *Of which in Sweden*	*–16%*	*9%*	*–6%*	*0%*	*–13%*	*–2%*
[2)] *Of which in EU*	*12%*	*12%*	*4%*	*0%*	*–3%*	*–1%*

TOP 5 COUNTRIES IN SALES

	Q2		Jan–Jun	
Country	2015	2014	2015	2014
United States	24%	28%	24%	27%
China	9%	6%	8%	5%
India	5%	3%	6%	3%
United Kingdom	3%	3%	3%	3%
Italy	3%	3%	3%	3%

31 Ericsson | Second Quarter Report 2015

NET SALES BY REGION BY SEGMENT

	Q2 2015					Jan–Jun 2015				
SEK million	Networks	Global Services	Support Solutions	Modems	Total	Networks	Global Services	Support Solutions	Modems	Total
North America	6,664	7,067	847	–	14,578	11,815	13,367	1,642	–	26,824
Latin America	2,254	2,631	182	–	5,067	4,396	4,846	399	–	9,641
Northern Europe & Central Asia	1,544	945	67	–	2,556	3,358	1,783	141	–	5,282
Western & Central Europe	1,901	3,084	146	–	5,131	3,540	6,019	313	–	9,872
Mediterranean	2,403	3,292	192	–	5,887	4,318	6,212	339	–	10,869
Middle East	4,047	2,145	323	–	6,515	6,444	4,082	506	–	11,032
Sub Saharan Africa	1,241	1,256	156	–	2,653	1,998	2,420	393	–	4,811
India	1,828	1,063	158	–	3,049	3,931	2,167	482	–	6,580
North East Asia	4,796	1,953	194	–	6,943	8,757	3,962	254	–	12,973
South East Asia & Oceania	2,518	2,278	101	–	4,897	4,933	4,042	181	–	9,156
Other	1,967	678	726	24	3,395	4,109	1,393	1,516	133	7,151
Total	**31,163**	**26,392**	**3,092**	**24**	**60,671**	**57,599**	**50,293**	**6,166**	**133**	**114,191**
Share of Total	51%	44%	5%	0%	100%	51%	44%	5%	0%	100%

	Q2 2015				
Sequential change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	29%	12%	7%	–	19%
Latin America	5%	19%	–16%	–	11%
Northern Europe & Central Asia	–15%	13%	–9%	–	–6%
Western & Central Europe	16%	5%	–13%	–	8%
Mediterranean	25%	13%	31%	–	18%
Middle East	69%	11%	77%	–	44%
Sub Saharan Africa	64%	8%	–34%	–	23%
India	–13%	–4%	–51%	–	–14%
North East Asia	21%	–3%	223%	–	15%
South East Asia & Oceania	4%	29%	26%	–	15%
Other	–8%	–5%	–8%	–	–10%
Total	**18%**	**10%**	**1%**	**–**	**13%**

	Q2 2015				
Year over year change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	–14%	11%	–23%	–	–4%
Latin America	–14%	0%	17%	–	–6%
Northern Europe & Central Asia	–12%	3%	37%	–	–6%
Western & Central Europe	4%	19%	–9%	–	12%
Mediterranean	–2%	15%	8%	–	7%
Middle East	59%	21%	64%	–	44%
Sub Saharan Africa	45%	32%	114%	–	41%
India	106%	50%	229%	–	85%
North East Asia	11%	–3%	120%	–	8%
South East Asia & Oceania	39%	32%	–19%	–	34%
Other	–10%	32%	12%	–	1%
Total	**8%**	**14%**	**9%**	**–**	**11%**

	Jan–Jun 2015				
Year over year change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	–17%	17%	–6%	–	–2%
Latin America	–13%	4%	2%	–	–5%
Northern Europe & Central Asia	7%	–7%	31%	–	3%
Western & Central Europe	–2%	19%	8%	–	10%
Mediterranean	–3%	14%	–8%	–	6%
Middle East	48%	12%	35%	–	32%
Sub Saharan Africa	26%	36%	19%	–	30%
India	121%	54%	209%	–	97%
North East Asia	24%	–2%	26%	–	15%
South East Asia & Oceania	34%	26%	–16%	–	29%
Other	–6%	72%	7%	–	8%
Total	**8%**	**16%**	**10%**	**–**	**12%**

32 Ericsson | Second Quarter Report 2015

PROVISIONS

Isolated quarters, SEK million	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1
Opening balance	**4,056**	**4,427**	**4,567**	**4,579**	**4,928**	**5,362**
Additions	2,777	915	996	675	430	625
Utilization/Cash out	–1,217	–1,204	–794	–648	–642	–977
Of which restructuring	*–472*	*–437*	*–213*	*–231*	*–246*	*–512*
Reversal of excess amounts	–161	–236	–420	–132	–298	–88
Reclassification, translation difference and other	–101	154	78	93	161	6
Closing balance	**5,354**	**4,056**	**4,427**	**4,567**	**4,579**	**4,928**

Year to date, SEK million	2015 Jan–Jun	2015 Jan–Mar	2014 Jan–Dec	2014 Jan–Sep	2014 Jan–Jun	2014 Jan–Mar
Opening balance	**4,427**	**4,427**	**5,362**	**5,362**	**5,362**	**5,362**
Additions	3,692	915	2,726	1,730	1,055	625
Utilization/Cash out	–2,421	–1,204	–3,061	–2,267	–1,619	–977
Of which restructuring	*–909*	*–437*	*–1,202*	*–989*	*–758*	*–512*
Reversal of excess amounts	–397	–236	–938	–518	–386	–88
Reclassification, translation difference and other	53	154	338	260	167	6
Closing balance	**5,354**	**4,056**	**4,427**	**4,567**	**4,579**	**4,928**

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write–downs

Isolated quarters, SEK million	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1
Additions						
Property, plant and equipment	2,424	2,367	1,553	1,415	1,320	1,034
Capitalized development expenses	843	294	986	155	185	197
IPR, brands and other intangible assets	26	11	1,014	935	621	77
Total	**3,293**	**2,672**	**3,553**	**2,505**	**2,126**	**1,308**
Depreciation, amortization and impairment losses						
Property, plant and equipment	1,152	1,214	1,187	1,078	1,048	1,004
Capitalized development expenses	333	342	342	311	315	333
IPR, brands and other intangible assets, etc.	1,094	1,125	1,161	1,092	1,051	1,023
Total	**2,579**	**2,681**	**2,690**	**2,481**	**2,414**	**2,360**

33 Ericsson | Second Quarter Report 2015

RECONCILIATION TABLE, NON-IFRS MEASUREMENTS – CASH CONVERSION

	2015		2014			
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income	2,123	1,454	4,165	2,624	2,662	1,692
Net income reconciled to cash	3,413	3,136	8,270	4,974	5,862	3,237
Cash flow from operating activities	3,078	–5,900	8,596	–1,350	2,054	9,402
Cash conversion	90.2%	–188.1%	103.9%	–27.1%	35.0%	290.5%

NET CASH – END OF PERIOD

SEK million	Jun 30 2015	Mar 31 2015	Dec 31 2014
Cash and cash equivalents	32,962	35,311	40,988
+ Short term investments	20,807	30,776	31,171
– Borrowings, non-current	22,551	23,496	21,864
– Borrowings, current	3,199	2,847	2,281
– Post employment benefits	24,530	24,163	20,385
Net cash, end of period	3,489	15,581	27,629

34 Ericsson | Second Quarter Report 2015

OTHER INFORMATION

	Apr–Jun		Jan–Jun		Jan–Dec
SEK million	2015	2014	2015	2014	2014
Number of shares and earnings per share					
Number of shares, end of period (million)	3,305	3,305	3,305	3,305	3,305
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,043	3,043	3,043	3,043	3,043
Number of treasury shares, end of period (million)	57	69	57	69	63
Number of shares outstanding, basic, end of period (million)	3,248	3,236	3,248	3,236	3,242
Numbers of shares outstanding, diluted, end of period (million)	3,281	3,268	3,281	3,268	3,275
Average number of treasury shares (million)	58	70	59	71	68
Average number of shares outstanding, basic (million)	3,247	3,235	3,246	3,234	3,237
Average number of shares outstanding, diluted (million) [1]	3,280	3,268	3,278	3,266	3,270
Earnings per share, basic (SEK)	0.64	0.80	1.05	1.45	3.57
Earnings per share, diluted (SEK) [1]	0.64	0.79	1.04	1.44	3.54
Earnings per share (Non-IFRS), diluted (SEK) [2]	0.87	1.02	1.50	1.90	4.49
Earnings per share (Non-IFRS, excluding restructuring), diluted (SEK) [2]	1.45	1.07	2.22	1.98	4.80
Ratios					
Days sales outstanding	–	–	112	113	105
Inventory turnover days	74	68	74	70	64
Payable days	52	57	57	61	56
Equity ratio (%)	–	–	49.0%	52.0%	49.5%
Return on equity (%)	5.9%	7.4%	4.9%	6.8%	8.1%
Return on capital employed (%)	6.9%	9.7%	6.5%	8.2%	9.8%
Capital turnover (times)	1.3	1.2	1.2	1.2	1.2
Cash conversion %	90.2%	35.0%	–43.1%	125.9%	83.7%
Exchange rates used in the consolidation [3]					
SEK/EUR– closing rate	–	–	9.22	9.18	9.47
SEK/USD– closing rate	–	–	8.24	6.72	7.79
Other					
Regional inventory, end of period	18,778	17,339	18,778	17,339	17,142
Export sales from Sweden	29,813	28,157	55,964	52,235	113,734

[1] Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
[2] Excluding amortizations and write-downs of acquired intangibles.
[3] Translation method changed from 2015. Monthly rates used to translate transactions are available on www.ericsson.com/thecompany/investors

NUMBER OF EMPLOYEES

	2015		2014			
End of period	Jun 30	Mar 31	Dec 31	Sep 31	Jun 30	Mar 31
North America	14,975	15,156	15,516	15,554	15,306	14,902
Latin America	10,823	10,970	11,066	10,901	11,179	9,731
Northern Europe & Central Asia [1]	21,441	21,556	21,633	21,691	21,476	21,484
Western & Central Europe	12,400	12,575	12,617	12,606	12,624	11,455
Mediterranean	12,925	13,363	13,387	13,306	12,475	12,253
Middle East	3,717	3,813	3,858	3,831	3,736	3,749
Sub Saharan Africa	2,389	2,442	2,406	2,288	2,284	2,094
India	21,353	21,215	19,971	19,413	18,495	17,991
North East Asia	13,104	13,488	13,464	13,653	13,448	13,490
South East Asia & Oceania	4,056	4,128	4,137	4,265	4,359	4,234
Total	**117,183**	**118,706**	**118,055**	**117,508**	**115,382**	**111,383**
[1] Of which in Sweden	*17,560*	*17,569*	*17,580*	*17,655*	*17,497*	*17,545*

35 Ericsson | Second Quarter Report 2015

RESTRUCTURING CHARGES BY FUNCTION

	2015		2014			
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	–1,157	–484	–663	–168	–116	–82
Research and development expenses	–1,118	–51	–113	–92	–80	–19
Selling and administrative expenses	–469	–79	–28	–19	–47	–29
Total	**–2,744**	**–614**	**–804**	**–279**	**–243**	**–130**

	2015		2014			
Year to date, SEK million	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Cost of sales	–1,641	–484	–1,029	–366	–198	–82
Research and development expenses	–1,169	–51	–304	–191	–99	–19
Selling and administrative expenses	–548	–79	–123	–95	–76	–29
Total	**–3,358**	**–614**	**–1,456**	**–652**	**–373**	**–130**

RESTRUCTURING CHARGES BY SEGMENT

	2015		2014			
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	–1,842	–173	–142	–80	–128	–93
Global Services	–691	–419	–600	–122	–81	–32
Of which Professional Services	*–175*	*–140*	*–435*	*–85*	*–63*	*–25*
Of which Network Rollout	*–516*	*–279*	*–165*	*–37*	*–18*	*–7*
Support Solutions	–194	–19	–30	–77	–34	–5
Modems	–12	–3	–32	–	–	–
Unallocated	–5	–	–	–	–	–
Total	**–2,744**	**–614**	**–804**	**–279**	**–243**	**–130**

	2015		2014			
Year to date, SEK million	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	–2,015	–174	–443	–301	–221	–93
Global Services	–1,110	–419	–835	–235	–113	–32
Of which Professional Services	*–315*	*–140*	*–608*	*–173*	*–88*	*–25*
Of which Network Rollout	*–795*	*–279*	*–227*	*–62*	*–25*	*–7*
Support Solutions	–213	–19	–146	–116	–39	–5
Modems	–15	–3	–32	–	–	–
Unallocated	–5	–	–	–	–	–
Total	**–3,358**	**–614**	**–1,456**	**–652**	**–373**	**–130**

36 Ericsson | Second Quarter Report 2015